AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

OF

MHR SAT Subholdco B LP

This AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT (this "***Agreement***") of MHR SAT Subholdco B LP, a Delaware limited partnership (the "***Partnership***"), is made and entered into as of July 8, 2026, by and among MHR Sun GP LLC, a Delaware limited liability company, as the general partner (the "***General Partner***"), Mark H. Rachesky, M.D., as the initial limited partner (the "***Initial Limited Partner***"), Ren Fund GP, LLC, a Delaware limited liability company as the special limited partner (the "***Special Limited Partner***"), MHR SAT Holdco B LP, a Delaware limited partnership (the "***HoldCo***"), and such other Persons listed in the Register (as amended or supplemented from time to time) as limited partners of the Partnership (together with HoldCo in respect of the RWK Feeder's Class A1 Interests (as defined in the amended and restated limited partnership agreement of the HoldCo dated on or around the date hereof (the "***HoldCo Agreement***") therein, collectively, the "***Limited Partners***", and together with the General Partner and the Special Limited Partner, the "***Partners***" and each, a "***Partner***"). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Amended and Restated Limited Partnership Agreement of MHR Sun Feeder LP (the "***RWK Feeder***"), dated April 24, 2026 (including the side letters thereto, the "***RWK Agreement***").

WHEREAS, the Partnership was formed under the Delaware Revised Uniform Limited Partnership Act, 6 *Del. C.* § 17-101 *et seq.*, (as amended and any successor to such statute, the "***Partnership Law***") pursuant to a Certificate of Limited Partnership filed with the Secretary of State of the State of Delaware on April 20, 2026 (as amended or restated from time to time, the "***Certificate***"), and since its formation, has been governed by the Initial Limited Partnership Agreement of the Partnership dated April 20, 2026 (the "***Original Agreement***");

WHEREAS, pursuant to the HoldCo Agreement, the HoldCo in respect of the Class A1 Interests intends to, through the Partnership, acquire, hold, dispose of, investments in Class B Units (the "***Telesat Common Units***") of Telesat Partnership LP, a limited partnership formed under the laws of Ontario, Canada and/or Class B Variable Voting Shares (the "***Telesat Common Shares***") of Telesat Corporation, a British Columbia company; and

WHEREAS, the General Partner, the Initial Limited Partner, the Special Limited Partner and the Limited Partners admitted on the date hereof desire to amend and restate the Original Agreement in its entirety and to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and the agreements herein contained and intending to be legally bound, the parties hereto hereby agree to continue the Partnership and hereby amend and restate the Original Agreement, which is replaced and superseded in its entirety by this Agreement, as follows:

1.   **Withdrawal of Initial Limited Partner; Admission of Partners**. Immediately following the admission of the Special Limited Partner and the Limited Partners as of the date

hereof, the Initial Limited Partner shall cease to be a Partner of the Partnership and the Partnership shall return the original capital contribution made by the Initial Limited Partner, who shall have no further rights, interests, liabilities, claims against, or obligations as a Partner of the Partnership. A Person shall be admitted as of the date hereof as a Partner at the time that (a) this Agreement or a counterpart hereof is executed by or on behalf of such Person and (b) such Person is listed by the General Partner as a Partner on the Register. After the date hereof, Persons shall be admitted as Limited Partners as provided in Section 19. For the avoidance of doubt, the term "Limited Partner" shall exclude the Special Limited Partner for purposes of this Agreement.

2. **Name**. The name of the partnership governed hereby is "MHR SAT Subholdco B LP" or such other name as may be chosen by the General Partner from time to time in its sole discretion. All right, title and interest in and to the use of the name "MHR", "MHR SAT", "MHR Telesat" and any variation thereof, including any name to which the name of the Partnership may be changed, is the property of the General Partner or MHR Fund Management LLC (the "*Manager*"), and each of the Special Limited Partner and the Limited Partners shall have no right, title or interest in and to the use of any such name.

3. **Certificate**. The General Partner has caused to be filed the Certificate for the Partnership pursuant to the Partnership Law, and the Partners shall take such further actions as shall be appropriate to comply with all requirements of law for the formation and operation of a limited partnership in the State of Delaware, and all other counties and states where the Partnership may elect to do business.

4. **Registered Office**. The registered office of the Partnership in the State of Delaware is located at 251 Little Falls Drive, Wilmington, Delaware 19808, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office is the Corporation Service Company. At any given time, the General Partner may designate another registered agent or registered office within the State of Delaware.

5. **Principal Business Office**. The principal place of business and office of the Partnership shall be located at, and the Partnership's business shall be conducted from, such place or places as may hereafter be determined by the General Partner.

6. **Purpose**. The Partnership is formed for the sole purpose of, and the nature of the business to be conducted by the Partnership is (a) to directly and/or through one or more intermediate entities (with the use of such intermediate entities subject to the consent of the Lead Investor Representative, with such consent not to be unreasonably withheld, conditioned or delayed)acquire, hold, dispose of, maintain, own, manage, finance, refinance, pledge, hypothecate, exchange and otherwise deal in and with the investment by the Partnership in (x) the Telesat Common Units and/or Telesat Common Shares, together with any securities, claims, rights, property or assets (collectively, the "*Derived Assets*") the Partnership receives in exchange for, or as a result of holding, such Telesat Common Units, Telesat Common Shares or Derived Assets, including in connection with a sale, reorganization or other transaction involving a Portfolio Company, in each case, to the extent not contrary to this Agreement or the RWK Agreement and in (y) Cash Equivalents and such other securities contemplated by the RWK Agreement and (z) other obligations, instruments, claims and evidences of indebtedness to the extent not contrary to this Agreement or the RWK Agreement and (b) to engage in any other activities reasonably

necessary or advisable in relation thereto. Notwithstanding the foregoing in this Section 6, unless the Lead Investor Representative otherwise consents (such consent not to be unreasonably withhold), the Partnership shall not contribute cash capital to any investment other than an investment in Telesat Common Units, Telesat Common Shares or Cash Equivalents (as defined in the RWK Agreement).

7.   **Term**. The term of the Partnership shall be coterminous with the term of the HoldCo (the "***Term***"). Notwithstanding the expiration of the Term, the Partnership shall continue in existence as a separate legal entity until the cancellation of the Certificate in accordance with Section 21.

8.   **Fiscal Year**. The Fiscal Year of the Partnership for financial statement and U.S. federal income tax purposes shall begin on January 1st and end on December 31st of each year, except for short taxable years in the years of the Partnership's formation and termination and as otherwise required by the Code, unless the General Partner shall elect another Fiscal Year for the Partnership which is a permissible tax year under the Code.

9.   **Powers**.

(a)   Subject to the other provisions of this Agreement, the Partnership (i) shall be and hereby is authorized and empowered to do or cause to be done any and all acts determined by the General Partner to be necessary, appropriate, proper, advisable, incidental or convenient to or for the furtherance of the purposes and business of the Partnership as described in Section 6 and for the protection and benefit of the Partnership, without any further act, approval or vote of any Person, including any Limited Partner or the Special Limited Partner, and (ii) shall have, without limitation, any and all of the powers that the General Partner may exercise on behalf of the Partnership pursuant to this Agreement.

(b)   In furtherance of the foregoing, and notwithstanding any other provision of this Agreement to the contrary, in order to give effect to the provisions of the RWK Agreement, the General Partner may take the following actions with respect to the assets of the Partnership (including any Telesat Common Units or Telesat Common Shares): make distributions of Partnership property or investment proceeds to the HoldCo (in respect of the Class A1 Interests) in cash or in kind that the HoldCo (in respect of the Class A2 Interests (as defined in the HoldCo Agreement)) does not participate in (or vice versa in the case of Section 13(c)), including but not limited to such distributions contemplated in Section 24 with respect to the distribution of Telesat Common Units, Telesat Common Shares or other assets of the Partnership to satisfy the General Partner's Carried Interest entitlement pursuant to the RWK Agreement (if any) resulting from the exercise of the SubHoldCo Transfer Right or a Wind Down Transfer Right, as applicable.

10.   **Register**.

(a)   The General Partner shall cause to be maintained in the principal office of the General Partner a register setting forth, with respect to each Partner, the name and address of such Partner, the aggregate amount of capital contributed by such Partner to the Partnership, the class(es) of partnership interests issued to such Partner, and such other information as the General Partner may deem necessary or desirable (the "***Register***"). The Register shall not be part of this

Agreement. The General Partner shall from time to time update the Register as necessary to accurately reflect the information therein. Any reference in this Agreement to the Register shall be deemed a reference to the Register as in effect from time to time. Subject to the terms of this Agreement, the General Partner may take any action authorized hereunder in respect of the Register without any need to obtain the consent of any other Partner. No action of any Limited Partner or the Special Limited Partner shall be required to amend or update the Register.

(b)   As of the date hereof, the HoldCo is the sole Limited Partner of the Partnership, with such limited partnership interests ("**Interests**") having the rights, preferences and privileges as are described herein.

(c)   Except as expressly required by applicable law or as expressly provided for in Sections 19, 20 and 24 hereof and subject to the terms thereof, the Special Limited Partner in its capacity as a special limited partner of the Partnership shall not have any right or entitlement in respect of the Partnership, including without limitation, any right or entitlement to distributions, any right to approve or vote on any matter, or any other economic or participation right with respect to any investments made by the Partnership.

11.   **Limitation on Liabilities of Limited Partners**. Notwithstanding any provision of this Agreement, except as provided by applicable law, including the Partnership Law, the Limited Partners shall not be liable for any of the losses, debts or liabilities of the Partnership in excess of their respective Capital Commitments.

12.   **Capital Contributions**.

(a)   HoldCo shall, in respect of the Class A1 Interests (as defined in the HoldCo Agreement) and out of the available funds attributable thereto, contribute capital to the Partnership at such times and in such amounts as may be required by the General Partner from time to time (each, a "**Capital Contribution**"). The amount of capital a Partner has contributed to the Partnership is referred to herein as such Partner's "**Capital Commitment.**"

(b)   For the avoidance of doubt, neither the General Partner nor the Special Limited Partner shall be required to make any capital commitment or capital contributions to the Partnership.

13.   **Distributions.**

(a)   Except to the extent specifically provided otherwise in this Agreement (including but not limited to Section 13(b) and Section 13(c)): (i) distributions from the Partnership will be made at such times and in such amounts as determined by the General Partner in its discretion, (ii) any proceeds distributable to a Partner pursuant to this Section 13 may be retained by the Partnership and used for any purpose permissible under this Agreement, and (iii) distributions from the Partnership to the HoldCo shall be made to the HoldCo in respect of the Class A1 Interests (as defined in the HoldCo Agreement).

(b)   Except to the extent specifically provided otherwise in this Agreement (including but not limited to Section 13(c)): (i) distributable proceeds attributable to any investment held by the Partnership shall be allocated and distributed to the Partners in accordance with their respective interests in the Partnership; and (ii) material cash proceeds actually received by the Partnership shall be distributed to the Partners on a monthly basis, such distribution to occur as promptly as reasonably practicable after month end; *provided* that such distributable proceeds may be retained by the Partnership at any time to pay fees and expenses of the Partnership or to create reasonable reserves as determined by the General Partner, including to meet any current or future obligations of the Partnership or of a Limited Partner, in each case, in the same manner and to the same extent as Proceeds may be retained by the RWK Feeder under the terms of the RWK Agreement.

(c)   If (i) pursuant to and in accordance with Section 6.11 of the RWK Agreement, the Lead Investor Representative elects to exercise its Private Change of Control Redemption Option and redeem its Lead Investor Private Acquiror Stock Indirect Interests in Private Acquiror Stock that is received or to be received by the Partnership in respect of a Portfolio Company that is the subject of a Private Change of Control (the "**Subject Portfolio Company**") for the Private Change of Control Redemption Price and (ii) in connection with such redemption, the General Partner determines to fund the Private Change of Control Redemption Price with the cash proceeds from borrowings or a similar arrangement (including any arrangement pursuant to which the Subject Portfolio Company interests or the relevant Private Acquiror Stock is pledged or otherwise used as collateral) (the "**Subject Borrowing**"), then (A) immediately following the receipt by the RWK Feeder of the Private Change of Control Redemption Price in cash, all such Lead Investor Private Acquiror Stock Indirect Interests that were so redeemed by the payment of the Private Change of Control Redemption Price will be irrevocably extinguished and the RWK Feeder shall have no further interest in such Lead Investor Private Acquiror Stock Indirect Interests or the Private Acquiror Stock associated therewith, including through the Class A1 Interests of HoldCo or the RWK Feeder's indirect interests in the Partnership, (B) the General Partner may cause the Partnership to distribute such Private Acquiror Stock held by the Partnership directly or indirectly to HoldCo, which will be held solely in respect of the Class A2 Interests (as defined in the Holdco Agreement) and (C) such Lead Investor Private Acquiror Stock Indirect Interests and the Private Acquiror Stock associated therewith shall be owned exclusively by and for the benefit of the Class A2 Interests of HoldCo. The distribution of the Private Acquiror Stock pursuant to this Section 13(c) shall not be deemed a distribution of Proceeds to the RWK Feeder for purposes of the RWK Agreement, including for purposes of Section 6.02(a) thereof. The Subject Borrowing shall (1) be recourse only to (x) the Lead Investor Private Acquiror Stock Indirect Interests, (y) the relevant Private Acquiror Stock and/or (z) the Portfolio Company interests to be exchanged for or otherwise provided in consideration for the relevant Private Acquiror Stock in connection with the relevant Private Change of Control or (2) shall be otherwise structured in a manner such that none of the Partnership, the Class A1 Interest of HoldCo, the RWK Feeder, the Class A1 Interest of Lionsgate HoldCo or the Lionsgate SubHoldCo (in each case, including with respect to any Lionsgate Common Shares thereof unless the Lead Investor Representative consents otherwise) shall have any liability or other obligation, directly or indirectly, in respect of the Subject Borrowing.

(d)   [Reserved.]

14.   **Tax Matters.**

(a)   **Definitions.** Capitalized terms used in this Section 14 have the following meanings:

(i)   "**BBA**" means Subchapter C of Chapter 63 of the Code (Sections 6221 through 6241 of the Code), as enacted by the Bipartisan Budget Act of 2015, Pub. L. No. 114-74, as amended from time to time, and the Regulations thereunder (whether proposed, temporary or final), including any subsequent amendments, successor provisions or other guidance thereunder, and any equivalent provisions for state or local tax purposes.

(ii)   "**Code**" means the Internal Revenue Code of 1986, as amended from time to time.

(iii)   "***FATCA***" means the legislation known as the U.S. Foreign Account Tax Compliance Act, Sections 1471 through 1474 of the Code, and any Regulations (whether proposed, temporary or final), including any subsequent amendments, and administrative guidance promulgated thereunder (or which may be promulgated in the future), any intergovernmental agreements and related statutes, regulations or rules and other guidance thereunder, any governmental authority pursuant to the foregoing, and any agreement entered into with respect thereto.

(iv)   "**Regulations**" means the proposed, temporary and final U.S. Treasury Regulations promulgated under the Code, including any successor regulations.

(b)   **Tax Treatment**. As of the date hereof and for so long as HoldCo is the sole economic owner of the Partnership, the Partnership intends to be treated as a disregarded entity of HoldCo for U.S. federal, state and local income tax purposes. Sections 14(c), 14(d), 14(f) and 14(g) as well as such other tax provisions of this Agreement that are only relevant to an entity treated as a partnership for U.S. federal income tax purposes (and which shall not be deemed to include, for the avoidance of doubt, Sections 14(e) and 14(h)), shall only apply to the extent the Partnership becomes a partnership for U.S. federal income tax purposes.

(c)   **Capital Accounts.**

(i)   There shall be established for each Partner on the books and records of the Partnership a capital account (a "***Capital Account***"). The Capital Account of each Partner shall be:

(A)   credited with any capital treated as contributed to the Partnership by such Partner;

(B)   credited with any allocations of income, profit or gain made to such Partner;

(C)   debited by the amount of cash (or the value of other property as determined by the General Partner in good faith) distributed to such Partner; and

(D)   debited by any allocation of expense (other than any expense that should properly be included in the basis of any asset of the Partnership), deduction or loss made to such Partner.

(ii)   **Allocations.** The Partnership's net income or net loss and each item of income, gain, loss, deduction or expense included in the determination shall be allocated among the Partners in a manner consistent with the corresponding distributions made or to be made pursuant to Section 13, Section 21 and Section 24.

(d)   **Tax Allocations**.

(i)   For U.S. federal, state and local income tax purposes, each item of income, gain, loss, deduction and credit of the Partnership shall be allocated among the Partners as nearly as possible in the same manner as the corresponding item of income, expense, gain or loss is allocated pursuant to the other provisions of this Agreement. It is intended that the Capital Accounts will be maintained at all times in accordance with Section 704 of the Code and Regulations thereunder, and that the provisions hereof relating to the Capital Accounts be interpreted in a manner consistent therewith. The General Partner shall be authorized to make appropriate amendments to the allocations of items pursuant to this Section 14(d) in its discretion to comply with Section 704 of the Code or Regulations thereunder.

(ii)   Notwithstanding any other provision of this Agreement, if a Limited Partner unexpectedly receives an adjustment, allocation or distribution described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) which gives rise to a negative Capital Account (or which would give rise to a negative Capital Account when added to expected adjustments, allocations or distributions of the same type), such Limited Partner shall be allocated items of income and gain in an amount and manner sufficient to eliminate such deficit balance as quickly as reasonably possible; provided that the Partnership's subsequent income, gains, losses, deductions and credits shall be allocated among the Partners so as to achieve as nearly as possible the results that would have been achieved if this Section 14(d)(ii) had not been in this Agreement, except that no such allocation shall be made which would violate the provisions or purposes of Regulations Section 1.704-1(b).

(e)   **Tax Liabilities**. The economic burden of any tax (whether collected through withholding or directly imposed on the Partnership or any subsidiary (whether by law, regulation or contract)) that, in the General Partner's reasonable discretion, is attributable to the identity, jurisdiction or other relevant tax attributes of a Partner or otherwise allocable to such Partner as determined by the General Partner in its discretion (including, but not limited to, any taxes imposed under Section 1446(f) of the Code, *provided that* a Limited Partner shall not bear the economic burden of any taxes imposed under Section 1446(f) of the Code in connection with a transfer pursuant to Section 20 wherein the General Partner determined, in its reasonable discretion, that the Partnership was legally able to provide a certification pursuant to Section 1.1446(f)-2(b)(4) of the Treasury Regulations in connection with such transfer and failed to do so), may be specially allocated by the General Partner, in its discretion, to any such Partner, and the General Partner may similarly specially allocate amounts held in reserve by the Partnership or any subsidiary related to such tax, or an indemnity related thereto, or a purchase price discount, holdback, offset or similar reduction in gross proceeds reasonably related to such tax. An amount equal to all such taxes paid or withheld shall be treated as deemed distributions or an advance against subsequent distributions due to such Partner for purposes of Section 13 and shall be subject to withholding from such Partner pursuant to Section 14(h) (unless repaid by such Partner) or repayment by such Partner pursuant to Section 18(e). Notwithstanding the foregoing, to the extent that any tax is imposed on or required to be withheld by the Partnership pursuant to the laws of a jurisdiction outside the United States in a manner that affects all Partners in proportion to their economic participation in the item giving rise to such tax, such tax shall be treated in the same manner as a Partnership Expense (as distinguished from a deemed distribution) for purposes of Section 13.

(f)   **Partnership Tax Returns and Audits**.

(i)   The General Partner shall cause to be prepared and timely filed all tax returns required to be filed for the Partnership. The General Partner may, in its discretion, make, or refrain from making, any income or other tax elections for the Partnership that it reasonably deems necessary or advisable; *provided that* the General Partner shall not make any tax elections (including any pursuant to the BBA) that, in the General Partner's reasonable discretion, materially and disproportionately adversely impacts the Class A1 Partner without obtaining the prior consent of the Lead Investor Representative, not to be unreasonably withheld, conditioned or delayed; *and provided further that*, notwithstanding anything herein to the contrary, the General Partner shall cause the Partnership to make an election pursuant to Section 754 of the Code for the taxable year of the Partnership that includes the Closing Date.

(ii)   The General Partner is hereby designated as the "partnership representative" within the meaning of Section 6223 of the Code (the "***Tax Representative***"), or, in each case, under any similar state or local law. To the extent applicable and in the Tax Representative's sole discretion, the Tax Representative shall appoint an individual who has been appointed by the Partnership to act as its "designated individual" for purposes of Regulations Section 301.6223-1(b)(3) (the "***Designated Individual***") to act on behalf of the Tax Representative. The Tax Representative shall have any powers necessary to perform fully in such capacity, and shall be permitted to take any and all actions, to the extent permitted by law, including to modify any imputed underpayment otherwise payable by the Partnership pursuant to the provisions set forth in Section 6225(c) of the Code. The General Partner is specifically directed and authorized to take whatever steps the General Partner, in its discretion, deems necessary or desirable to perfect such designation, including filing any forms or documents with the Internal Revenue Service and taking such other action as may from time to time be required under Regulations. Expenses of any administrative proceedings undertaken by the Tax Representative and/or the Designated Individual shall be Partnership Expenses. The cost of any resulting audits or adjustments of a Limited Partner's tax return shall be borne solely by the affected Limited Partner.

(iii)   The Limited Partners agree that any and all actions taken by the Tax Representative shall be binding on the Partnership and all of the Limited Partners and the Limited Partners shall reasonably cooperate with the Partnership and the General Partner, and undertake any action reasonably requested by the Partnership or the General Partner, in connection with any elections made by the Tax Representative or as determined to be reasonably necessary by the Tax Representative under any BBA provision.

(iv)   The General Partner shall not permit the Partnership to elect, and the Partnership shall not elect, to be treated as an association taxable as a corporation for U.S. federal, state or local income tax purposes under Regulations Section 301.7701-3(a) or under any corresponding provision of state or local law. The General Partner shall not permit the registration or listing of interests in the Partnership on an "established securities market," within the meaning of Regulations Section 1.7704-1.

(v)   With respect to each Fiscal Year in which the Partnership operates, the General Partner shall prepare or cause to be prepared, and provide to (A) each Partner and (B) each former Partner (or its successors, assigns, heirs or personal representatives): (x) a U.S. federal income tax form K-1; (y) a statement setting forth the amount of unrelated business taxable income and unrelated debt financed income allocated by the Partnership to such Partner or former Partner in such Fiscal Year (if any); and (z) such information as is reasonably requested from the General Partner in writing and is reasonably necessary for such Partner or former Partner (or their beneficial owners) to complete its tax returns; in each case, to the extent such information is reasonably available to the General Partner.

(g)   **Transfers During a Fiscal Year.** If any transfer of a Partner's interest in the Partnership shall occur at any time other than the end of the Partnership's Fiscal Year, the distributive shares of the various items of Partnership income, gain, loss, and expense as computed for tax purposes and the related cash distributions shall be allocated between the transferor and the transferee on a basis consistent with applicable requirements under Section 706 of the Code; provided that no such allocation shall be effective unless (i) the transferor and the transferee shall have given the Partnership written notice, prior to the effective date of such transfer, stating their agreement that such allocation shall be made on such proper basis, (ii) the General Partner shall have consented to such allocation, and (iii) the transferor and the transferee shall have agreed to reimburse the General Partner for any incremental accounting fees and other expenses incurred by the General Partner in making such allocation. Notwithstanding any other provision of this Agreement, no transfer of an interest shall be permitted if such transfer would cause the Partnership to be treated as a publicly traded partnership within the meaning of Code Section 7704 and Regulations Section 1.7704-1.

(h)   **Withholding.** Notwithstanding anything else contained in this Agreement, the General Partner may, in its discretion, withhold from any distribution of cash or property in kind to any Partner pursuant to this Agreement, the following amounts (i) any amounts due from such Partner to the Partnership or the General Partner pursuant to this Agreement to the extent not otherwise paid; and (ii) any amounts such Partner is required to pay or reimburse with respect to (A) the Partnership or any of its subsidiaries for the payment of any taxes (including, but not limited to, (x) withholding taxes as described in Sections 14(e) and 14(i), (y) any amount attributable to an actual or imputed underpayment of taxes under any BBA provision, and (z) any interest or penalties associated with the nonpayment or late payment of any of the foregoing taxes or amounts) properly attributable to such Partner or (B) the General Partner for any advances made by the General Partner for such purpose.

(i)   **FATCA**. Each Partner shall provide the General Partner and the Partnership with any information, representations, certificates, forms or other documentation relating to such Partner and its direct or indirect owners or account holders that are requested from time to time by the General Partner and that the General Partner determines in its sole discretion are necessary or appropriate in order for the Partnership to comply with FATCA. Any Partner that fails to comply with this Section 14(h) shall, unless otherwise agreed by the General Partner in writing, to the fullest extent permitted by law, indemnify and hold harmless the General Partner, the Partnership, and each other Partner for any costs or expenses arising from such failure or failures, including, without limitation, any withholding tax imposed under FATCA. Each Partner acknowledges and agrees that any information in respect of such Partner (and its direct or indirect owners or account holders) provided to the General Partner or the Partnership in accordance with this Section 14(h) may be disclosed to any government, tax authority or withholding agent or any other Person to whom such disclosure is required by FATCA or necessary to avoid any withholding tax under FATCA.

15. **Management**.

(a) The business and affairs of the Partnership shall be managed by the General Partner. Subject to the express limitations contained in any provision of this Agreement or, to the extent applicable, the RWK Agreement, the General Partner shall have complete and absolute control of the affairs and business of the Partnership, and shall possess all powers necessary, convenient or appropriate to carrying out the purposes and business of the Partnership described in Section 6, including, without limitation, doing all things and taking all actions necessary to carry out the terms and provisions of this Agreement; *provided*, *however*, that in the event the Grace Period (as defined below) expires in a manner that entitles the Lead Investor Representative to exercise the Wind Down Right, from the date of delivery of the Wind Down Notice, the General Partner shall not, without the consent of the Lead Investor Representative, dispose of any of the SubHoldCo Assets (other than (i) cash or Cash Equivalents or (ii) in connection with a Definitive Agreement or a Portfolio Company Change of Control Agreement (each as defined below) executed prior to the expiration of the Grace Period); *provided*, *further*, notwithstanding the foregoing, following such expiration of the Grace Period the General Partner shall retain the power to (A) effect the Wind Down Right described in Section 21(c) (e.g. by appointing, and cooperating with, the liquidator, or by making the distributions in kind contemplated therein, in each case, as further described in Section 21(c)) and (B) effect the distribution or distributions in respect of Carried Interest described in Section 24(b)(i).

(b) Subject to the rights and powers of the General Partner and the limitations thereon contained herein, the General Partner may delegate to any person any or all of its powers, rights and obligations under this Agreement and may appoint, contract or otherwise deal with any person to perform any acts or services for the Partnership as the General Partner may reasonably determine, provided, however, that to the extent the General Partner has incurred any material financial obligation or liability on behalf of the Partnership arising from any such delegation to, appointment of or contract or dealing with any such person or has caused the Partnership to incur the same, except for in relation to any borrowing by the Partnership permitted hereunder, which financial obligation or liability has not been fully discharged as of the beginning of the Grace Period, then the General Partner on behalf of the Partnership shall use its reasonable efforts (including by selling Partnership assets) to fully discharge such financial obligation or liability no later than the expiration of the Grace Period.

(c) Each Limited Partner and the Special Limited Partner, in its capacity as such, shall not participate in the management or control of the business of, or have any rights or powers with respect to, the Partnership, except those expressly granted to it by the terms of this Agreement and those conferred on it by law.

(d)   **Officers**. The General Partner may, from time to time as it deems advisable, appoint officers of the Partnership (the "*Officers*") and assign in writing titles (including, without limitation, President, Vice President, Secretary and Treasurer) to any such person. Unless the General Partner decides otherwise, if the title is one commonly used for officers of a business corporation formed under the laws of the State of Delaware, then the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office; *provided* that all contracts, agreements, instruments or documents made by or on behalf of the Partnership with or in favor of third parties shall be executed by the General Partner on behalf of the Partnership. Any delegation pursuant to this Section 15(d) may be revoked at any time by the General Partner.

(e)   Notwithstanding anything to the contrary herein, the General Partner hereby agrees that during the period (i) from the date of the end of the Minimum Liquidity Grace Period to the date that is 60 days thereafter or (ii) from the date of delivery of the Wind Down Breach Notice to the date that is 60 days thereafter, as applicable, the Special Limited Partner in its capacity as such shall automatically be delegated the rights of the General Partner necessary in order to effectuate the SubHoldco Transfer Right subject to the terms of Section 24(a) or the Wind Down Transfer Right subject to the terms of Section 24(b), as applicable, including, without limitation, the authority to transfer the SubHoldCo Assets subject to the SubHoldCo Transfer Right or the Wind Down Transfer Right, as applicable, to the Lead Investors in the amounts described in Section 24(a) (in respect of the SubHoldCo Transfer Right) or Section 24(b) (in respect of the Wind Down Transfer Right), in each case, without requiring any further notice to or action by the General Partner. During the period of such delegation, the General Partner shall not be entitled to sell, transfer or otherwise dispose of the applicable SubHoldCo Assets. The General Partner shall provide the Special Limited Partner with reasonable assistance in connection with the Special Limited Partner's exercise of the SubHoldco Transfer Right and the Wind Down Transfer Right, including, without limitation, providing the Special Limited Partner, on request and three (3) Business Days prior to the expiration of the Minimum Liquidity Grace Period or the Grace Period, as applicable, the identity and contact information of the transfer agents, custodians or similar parties whose engagement is required in order to transfer the applicable SubHoldCo Assets as described above.

16.   **Partnership Expenses.** The General Partner may, in its discretion, cause the Partnership to pay, or reimburse the General Partner and its Affiliates for their payment of, expenses in connection with the Partnership's formation and its operations, business and activities (collectively, "*Partnership Expenses*"). Partnership Expenses may be paid with any proceeds from the Partnership's investments or other available cash, including Capital Contributions and borrowings of the Partnership; *provided,* that, in each case, no Partnership Expenses shall be allocated to, or borne by (x) the Limited Partners pursuant to this Agreement to the extent such Partnership Expenses could not be allocated to, or borne by, the RWK Feeder pursuant to the RWK Agreement (including Section 3.04 of the RWK Agreement) or (y) the Special Limited Partner in its capacity as such. Subject to Section 13(b), in respect of the Limited Partner interests, the General Partner may withhold from any amounts distributable to a Partner to create, in its discretion, reasonable reserves for expenses and liabilities, contingent or otherwise, including, without limitation, Partnership Expenses, in each case, allocable to such Partner; *provided* that no such amounts may be reserved in respect of the Limited Partners to the extent such amounts could not be reserved by the RWK Feeder pursuant to the RWK Agreement under substantially the same

circumstances. For the avoidance of doubt, (i) any expense or liability allocable to the RWK Feeder and payable by the RWK Feeder, in each case, pursuant to the RWK Agreement may be paid by the Partnership and allocated to the HoldCo in respect of its Class A1 Interest, and (ii) no Partner other than the Limited Partners will be allocated any expense or liability of the Partnership.

17. **Other Business**. The Partners may engage in or possess an interest in other business ventures (unconnected with the Partnership) of every kind and description, independently or with others. The Partnership shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

18. **Indemnification of Indemnified Parties**.

(a) **General**. The Partnership shall and hereby does, to the fullest extent permitted by applicable law, indemnify and hold harmless each Indemnified Party from and against any and all losses, claims, damages or liabilities to which such Indemnified Party may become subject in connection with any matter arising out of or in connection with the investment or other activities of the Partnership, the Special Limited Partner (in its capacity as such) or any Limited Partner, activities undertaken in connection with the Partnership, the Special Limited Partner (in its capacity as such) or any Limited Partner, or otherwise relating to or arising out of this Agreement or the RWK Agreement to the same extent, and subject to the same terms and conditions (including with respect to the advancement of expenses) as set forth in Section 8.01 (or other corresponding provision) of the RWK Agreement.

(b) **Expenses, etc**. To the fullest extent permitted by applicable law, judgments against the Partnership and either or both of the General Partner or the Manager, in respect of which the General Partner or the Manager is entitled to indemnification, shall be satisfied from Partnership assets, including Capital Contributions and any payments under Section 19.

(c) **Survival of Protection**. The provisions of this Section 18 shall continue to afford protection to each Indemnified Party regardless of whether such Indemnified Party remains in the position or capacity pursuant to which such Indemnified Party became entitled to indemnification under this Section 18 and regardless of any subsequent amendment to this Agreement, and no amendment to this Agreement shall reduce or restrict the extent to which these indemnification provisions apply to actions taken or omissions made prior to the date of such amendment.

(d) **Rights Cumulative**. The right of any Indemnified Party to the indemnification provided herein shall be cumulative with, and in addition to, any and all rights to which such Indemnified Party may otherwise be entitled by contract or as a matter of law or equity and shall extend to such Indemnified Party's successors, assigns, heirs and legal representatives.

(e) **Return of Certain Distributions to Fund Liabilities**. The General Partner may require the Partners to make additional Capital Contributions and/or return distributions to pay their share of Partnership Expenses (including the Partnership's indebtedness and indemnification obligations) and other liabilities of the Partnership (including tax liabilities provided for in Section 14(e)), whether such obligations or liabilities arise before or after the last day of the Term or, with respect to any Partner, before or after such Partner's withdrawal from the Partnership.

19.   **Admission of Additional Partners**. No additional persons may be admitted to the Partnership as a Partner without the written consent of (i) the General Partner in its sole discretion and (ii) the Special Limited Partner (such consent not to be unreasonably withheld, delayed or conditioned).

20.   **Assignments**.   Except to the extent specifically provided otherwise in this Agreement, a Partner may not transfer, assign, pledge or hypothecate, in whole or in part, his or its partnership interest without the prior written consent of (i) the General Partner in its sole discretion and (ii) the Special Limited Partner (such consent not to be unreasonably withheld, delayed or conditioned).

21.   **Dissolution**.

(a)   The Partnership shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the expiration of the Term, (ii) the decision of the General Partner, (iii) the termination, dissolution, bankruptcy or other event of withdrawal of the General Partner, (iv) at any time there are no Limited Partners, unless the business of the Partnership is continued in accordance with the Partnership Law and (v) the dissolution of the Partnership by order of a court of competent jurisdiction. The Partnership's termination shall occur upon the filing of the certificate of cancellation of the Certificate with the Secretary of State of the State of Delaware in accordance with the Partnership Law following the completion of the winding up of the Partnership.

(b)   In the event of dissolution, the General Partner shall wind up its affairs and liquidate the assets of the Partnership in an orderly manner. The General Partner shall distribute the proceeds of such liquidation and any remaining Partnership assets in the following order of priority:

(i)   first, to creditors of the Partnership in satisfaction of (A) the debts and liabilities of the Partnership, to the extent permitted by law, whether by payment thereof or the making of reasonable provision for payment thereof and (B) the expenses of liquidation, whether by payment thereof or the making of reasonable provision for payment thereof; and

(ii)   thereafter, notwithstanding anything to the contrary in the Partnership Law, to the Limited Partners in accordance with Section 13.

(c)   Notwithstanding the foregoing and subject to Section 24(b), if at the six (6) month anniversary of the expiration of the Term (the period between the expiration of the Term and the six (6) month anniversary thereof, the "*Grace Period*"), the Partnership holds a material amount of unrealized Portfolio Company investments (such unrealized assets, the "*SubHoldCo Assets*"), then, unless (x) the General Partner, its Affiliates or the Partnership has entered into a Definitive Agreement or (y) a Portfolio Company Change of Control Agreement has been entered into, in each case, prior to the expiration of the Grace Period providing for the realization of all or substantially all of the SubHoldCo Assets, the Lead Investor Representative will have the right (the "*Wind Down Right*") to give notice (the "*Wind Down Notice*") to the General Partner in writing requiring the General Partner to take one or more of the following actions, which action taken (or combination thereof) shall be determined in the sole discretion of the General Partner, (i) appoint a qualified liquidator (the "*Wind Down Liquidator*"), as designated by the Lead

Investor Representative, subject to the consent of the General Partner (such consent not to be unreasonably withheld, conditioned or delayed), to liquidate the Partnership's assets on customary terms and conditions (it being understood for clarity that such liquidation may be effected by a distribution in kind of some or all of the SubHoldco Assets), including that the General Partner will be entitled to the Carried Interest amount set forth below in this Section 21(c), or (ii) to the extent permitted under applicable law, effect a distribution in kind of such assets to the Lead Investors (the "**DIK Option**"). To the extent such Definitive Agreement or Portfolio Company Change of Control Agreement is terminated or otherwise becomes of no further force and effect prior to its consummation, but after the expiration of the Grace Period, the General Partner shall provide prompt notice to the Lead Investor Representative and the Lead Investor Representative shall be immediately entitled to exercise the Wind Down Right (such exercise of the Wind Down Right in the scenario contemplated in this sentence, a "**Delayed Exercise**"). With respect to any liquidation proceeds resulting from the liquidation of the Partnership assets described in clause (i) of the first sentence of this Section 21(c) or any distribution in kind whether effected pursuant to such clause (i) or described in clause (ii) of the first sentence of this Section 21(c), such liquidation proceeds and distributions in kind will for U.S. federal, state and local income tax purposes and for all purposes under this Agreement, the HoldCo Agreement and the RWK Agreement be deemed to be distributed to the HoldCo, and in turn distributed by the HoldCo to the RWK Feeder in respect of its Class A1 Interests (as defined in the HoldCo Agreement), and treated for purposes of Section 6.02(a) of the RWK Agreement as Proceeds from a Fund Investment that have been apportioned to the Lead Investors and distributed pursuant to Section 6.02(a) of the RWK Agreement, and the General Partner will be entitled to receive a portion of such liquidation proceeds and distributions in kind as Carried Interest to the extent provided for in Section 6.02(a) of the RWK Agreement. In the event of a distribution in kind of SubHoldCo Assets effected pursuant to clause (i) of the first sentence of this Section 21(c) or described in clause (ii) of the first sentence of this Section 21(c), any Carried Interest to be taken by the General Partner in connection with such distribution in kind shall be distributed to the General Partner in kind. In the event that the General Partner has elected the DIK Option with respect to the Telesat Common Units or Telesat Common Shares, then the General Partner and its Affiliates shall not dispose or cause to be disposed of any Telesat Common Units or Telesat Common Shares held by the Co-Investment Vehicles until the Lead Investors have received such Telesat Common Units or Telesat Common Shares.

(d)   For the purposes of this Agreement, (i) "**Definitive Agreement**" shall mean one or more binding and enforceable contracts with any Person(s) that (1) obligates such Person(s) (other than MHR or its Affiliates to the extent prohibited by the RWK Agreement, with transactions approved or otherwise permitted pursuant to Section 3.07 or Section 4.03(b) of the RWK Agreement not being deemed prohibited for the avoidance of doubt) to acquire all of the SubHoldCo Assets (excluding cash, cash equivalents and any immaterial assets (such excluded immaterial assets not to exceed a value of $5 million) of the Partnership) for cash and (2) to the extent the closing conditions contained in such Definitive Agreement are in the control of the contracting parties, obligates the contracting parties to consummate such acquisition within 60 days following the expiration of the Grace Period and (ii) "**Portfolio Company Change of Control Agreement**" means a merger agreement, purchase agreement or similar agreement entered into with a Portfolio Company or any of its shareholders pursuant to which a Person (excluding MHR or its Affiliates) would acquire, upon consummation thereof, directly or indirectly, more than 50% of the voting power of such Portfolio Company or all or substantially all of the assets of such

Portfolio Company. If the Portfolio Company Change of Control Agreement does not provide for the disposition of all Securities of such Portfolio Company then held by the Partnership upon the closing (the "*CoC Closing*") of the transaction contemplated in such Portfolio Change of Control Agreement and the Portfolio Company Change of Control Agreement contemplates that the CoC Closing is to occur after the expiration of the Grace Period), then the General Partner shall provide prompt notice to the Lead Investor Representative and the Lead Investor Representative shall be immediately entitled to exercise the Wind Down Right with respect to the Securities (the "*Uncovered Securities*") not covered by the Portfolio Company Change of Control Agreement unless (A) doing so would, or would reasonably be expected to, have an adverse effect on the transaction contemplated by the Portfolio Company Change of Control Agreement or (B) the General Partner or any of its Affiliates are then subject to a voting, support or similar agreement that would restrict the transfer or sale of such Securities; *provided*, that if the Lead Investor Representative is unable to exercise its Wind Down Right with respect to the Uncovered Securities on account of the preceding clauses (A) or (B), then, as soon as the General Partner reasonably determines that such restrictions cease to exist, the General Partner shall promptly (and in no event later than five Business Days after the date the General Partner makes such determination) distribute such Uncovered Securities to the Lead Investor Representative in kind; *provided* that for the avoidance of doubt, such Uncovered Securities shall be treated as distributed in kind pursuant to the DIK Option set forth in Section 21(c), with the date of distribution being the date that the Uncovered Securities are delivered to the Lead Investors and with the valuation of the distributed Uncovered Securities for purposes of Section 6.02(a) of the RWK Agreement determined in accordance with Section 7.04(c) thereof.

22.   **Elections**. The General Partner shall have the sole power on behalf and in the name of the Partnership to carry out any and all of the objects and purposes of the Partnership described in Section 6 and to (i) make or cause to be made such elections under the Code and other relevant tax laws as to the treatment of items of Partnership income, gain, loss, deduction and credit, and as to all other relevant matters, as the General Partner deems necessary or appropriate with respect to the Partnership; (ii) prepare and file (or cause to be prepared and filed) all tax returns of the Partnership; and (iii) subject to the express provisions of this Agreement, to select the method of accounting and bookkeeping procedures to be used by the Partnership.

23.   **Borrowings**.

(a)   Subject to Section 23(b), the General Partner shall have the right, at its option, to cause the Partnership to borrow money from any Person solely in order to (i) satisfy the liquidity obligations set forth in Sections 6.11 of the RWK Agreement, 6.12 of the RWK Agreement and 6.13 of the RWK Agreement (as supplemented by Side Letter B), (ii) to the extent approved by the Lead Investor Representative in connection with Section 3.11 of the RWK Agreement, to consummate the purchase of Partnership investments or (iii) to pay expenses of the RWK Feeder, the Limited Partners or the Partnership in the case that the aggregate Unfunded Capital Commitments of the RWK Feeder are insufficient to pay the RWK Feeder's portion of any such expenses; *provided*, that for the avoidance of doubt, the Partnership may only borrow money to the same extent as the RWK Feeder would be permitted to borrow such money under substantially the same circumstances pursuant to the RWK Agreement. Without limiting the terms of the preceding sentence, the General Partner shall have the right, at its option, to pledge the obligations of the Partners to make Capital Contributions and any other assets of the Partnership (including its investments, bank accounts, capital and distribution proceeds and related rights) for the benefit of one or more lenders or other Persons extending credit to the Partnership; *provided*, that for the avoidance of doubt, any such pledge shall be subject to any applicable borrowing limitations binding upon the RWK Feeder pursuant to the RWK Agreement. Each Partner hereby acknowledges its obligations pursuant to this Agreement to make Capital Contributions in accordance with this Agreement, and agrees that the General Partner, or the lender on behalf of (or in lieu of) the General Partner if the Partnership is in default of its payment obligations (in accordance with the agreements between such lender and the Partnership and/or the General Partner), may call such Capital Contributions in accordance with this Agreement to pay the outstanding obligations to such lenders without, except as expressly set forth in this Agreement, defense, counterclaim or offset of any kind, and may enforce all available remedies against Limited Partners that fail to make such Capital Contributions pursuant to the terms of this Agreement; *provided*, that the liability of such Partners to make Capital Contributions shall not be increased thereby and such pledge shall not result in the loss of a Limited Partner's limited liability status under this Agreement and *provided*, *further*, that any Capital Contributions pursuant to this Agreement shall be made to an account of the Partnership, which account may be pledged to a lender as security.

(b)   The Partnership may borrow funds as contemplated in this Section 23 from any source (a "*SubHoldCo Lender*") selected by, and upon terms satisfactory to, the General Partner in its discretion, including from any Limited Partner, the Managing Member, the General Partner or any Affiliate of the foregoing, provided that any borrowing by the Partnership from any Limited Partner (other than a bank or other financial institution in the ordinary course of its lending business), the General Partner or its Affiliates shall be subject to approval of the Lead Investor Representative to the extent required under the RWK Agreement.

(c)   If, at the beginning of the Grace Period, the Partnership is party to any contract or lending arrangement with a SubHoldCo Lender, the General Partner on behalf of the Partnership shall use its reasonable efforts (including by selling Partnership assets) to have the Partnership repay all such outstanding indebtedness and settle any related material obligations or material liabilities no later than the expiration of the Grace Period.

24.   **Special Limited Partner**.

(a)   Subject to the provisos in Section 24(c), if at the date that is three (3) months after the fifth anniversary of the Transaction Agreement Closing Date (such three month period, the "*Minimum Liquidity Grace Period*"), the Minimum Liquidity Threshold has not been satisfied at or prior to the end of the Minimum Liquidity Grace Period, then the Special Limited Partner may, after giving a written notice to the General Partner at any time within 60 days following the end of the Minimum Liquidity Grace Period (but solely to the extent there is still an MLT Shortfall after giving effect to the transfer of all Lionsgate Common Shares held by the Lionsgate SubHoldCo pursuant to the SubHoldCo Transfer Right (as defined in the SubHoldCo LPA of the Lionsgate SubHoldCo)) (the "*SubHoldCo Transfer Right Notice*"), cause the Partnership and MHR SAT Subholdco A LP to transfer a number of Telesat Common Shares (or Telesat Common Units) to the Lead Investors (with the amounts transferred from each of the Partnership and MHR SAT Subholdco A LP calculated according to their respective holdings of Telesat Common Shares (or Telesat Common Units) and the amount transferred to each Lead Investor calculated *pro rata* in accordance with the Lead Investors' respective indirect aggregate interests in the Partnership and MHR SAT Subholdco A LP), in each case, in such aggregate amounts as determined and in such manner as set forth in Section 6.13(c) of the RWK Agreement (as supplemented by Side Letter B) and memorialized in the SubHoldCo Transfer Right Notice (such transfer, the "**SubHoldCo Transfer Right**"). The Partnership's transfer of Securities pursuant to the SubHoldCo Transfer Right shall be treated for U.S. federal, state and local income tax purposes and for all purposes under this Agreement, the HoldCo Agreement and the RWK Agreement as (i) a distribution in kind of such Securities from the Partnership to HoldCo pursuant to this Agreement, (ii) a distribution in kind of such Securities in respect of the Class A1 Interests (as defined in the HoldCo Agreement) from HoldCo to the RWK Feeder pursuant to the HoldCo Agreement and (iii) an apportionment and distribution in kind of the underlying Telesat Common Shares and/or Telesat Common Units from the RWK Feeder to the Lead Investors pursuant to Section 6.02(a) of the RWK Agreement, in each case, with deemed effect as of the last day of the Minimum Liquidity Grace Period, and in connection therewith, the General Partner shall, but not before the Lead Investors receive the Securities to be transferred pursuant to the first sentence of this Section 24(a), cause the Partnership to distribute in kind Telesat Common Shares (or Telesat Common Units) to the RWK Feeder via the HoldCo in an amount sufficient to satisfy the entitlement, if any, of the General Partner (in its capacity as general partner of the RWK Feeder) to Carried Interest in respect of the deemed distribution in kind described in (i)-(iii) above, which Securities will be distributed to the General Partner (in its capacity as general partner of the RWK Feeder) as Carried Interest. For purposes of the foregoing, the term "**Minimum Liquidity Threshold**" shall mean a condition that shall be deemed satisfied as of any date that (i) the aggregate amounts of Proceeds distributed (or deemed distributed) pursuant to Section 6.02(a) of the RWK Agreement, in each case to the Lead Investors, *equal or exceed* (ii) an amount equal to 125% of the aggregate Capital Contributions of the Lead Investors made as of such date to fund (x) the respective purchase prices of the Telesat Common Units, and Lionsgate Common Shares acquired by the SubHoldCos at the Transaction Agreement Closing Date, (y) the Management Fee and (z) other Partnership Expenses. After giving effect to any transfer pursuant to the SubHoldCo Transfer Right, the Partnership must retain sufficient Securities to fulfill the General Partner's Carried Interest entitlement described in this Section 24(a).

(b)   Wind Down Transfer Right.

(i)   Subject to the provisos in Section 24(c), if the Lead Investor Representative is unable to exercise the Wind Down Right as a result of (A) a material breach by the General Partner of its obligations under Section 21(c), (B) the interference by the General Partner, the Managing Member or any of their Affiliates (collectively, "**MHR**") in the efforts of the Wind Down Liquidator to liquidate the Partnership's assets on the terms and conditions on which the Wind Down Liquidator was appointed, which interference has a material and adverse effect on such efforts, or (C) the General Partner has elected to effect a distribution in kind of the SubHoldCo Assets but fails to provide written irrevocable direction to the transfer agent or Person acting in a similar capacity with respect to such SubHoldco Assets within three (3) Business Days of the date of General Partner's receipt of the applicable Wind Down Notice (each of (A)-(C), a "**Wind Down Breach**"), and the Partnership holds a material amount of SubHoldCo Assets as of the date of such Wind Down Breach, then the Special Limited Partner may, at any time within 60 days following the date of delivery by the Special Limited Partner of written notice to the General Partner of a Wind Down Breach (the "**Wind Down Breach Notice**"), cause the Partnership and MHR SAT

Subholdco A LP to transfer a number of Telesat Common Shares (or Telesat Common Units) to the Lead Investors (with the amounts transferred from each of the Partnership and MHR SAT Subholdco A LP calculated according to their respective holdings of Telesat Common Shares (or Telesat Common Units) and the amount transferred to each Lead Investor calculated *pro rata* in accordance with the Lead Investors' respective indirect aggregate interests in the Partnership and MHR SAT Subholdco A LP), in each case, in such aggregate amounts as determined by the Lead Investor Representative and set forth in the Wind Down Breach Notice (such transfer, the "***Wind Down Transfer Right***"), except that after giving effect to any transfer pursuant to the Wind Down Transfer Right, sufficient Securities must remain in the Partnership to fulfill the General Partner's Carried Interest entitlement described in this Section 24(b). A transfer of Securities pursuant to the Wind Down Transfer Right shall be treated for U.S. federal, state and local income tax purposes and for all purposes under this Agreement, the HoldCo Agreement and the RWK Agreement as (i) a distribution in kind of such Securities from the Partnership to HoldCo pursuant to this Agreement, (ii) a distribution in kind of such Securities in respect of the Class A1 Interests (as defined in the HoldCo Agreement) from HoldCo to the RWK Feeder pursuant to the HoldCo Agreement and (iii) an apportionment and distribution in kind of the underlying Telesat Common Shares and/or Telesat Common Units from the RWK Feeder to the Lead Investors pursuant to Section 6.02(a) of the RWK Agreement, in each case, with such apportionment and distribution deemed effected as of (1) in the case of a Delayed Exercise, as of the date the relevant transfer pursuant to the Wind Down Transfer Right is effected or (2) otherwise, as of the last day of the relevant Grace Period regardless of when the relevant transfer pursuant to the Wind Down Transfer Right is effected, and in connection therewith, the General Partner shall, but not before the Lead Investors receive the Securities to be transferred pursuant to the first sentence of this Section 24(b), cause the Partnership to distribute in kind Telesat Common Shares (or Telesat Common Units) to the RWK Feeder via the HoldCo in an amount sufficient to satisfy the entitlement, if any, of the General Partner (in its capacity as general partner of the RWK Feeder) to Carried Interest in respect of the deemed distribution in kind described in (i)-(iii) above, which Securities will be distributed to the General Partner (in its capacity as general partner of the RWK Feeder) as Carried Interest.

(ii)   [Reserved.]

(iii)   [Reserved.]

(iv)   The Partners agree that, for U.S. federal (and applicable state and local) income tax purposes, each distribution described in the last sentence of Section 24(b)(i) is intended to be treated as a distribution under Section 731(a) of the Code and the Partners shall, unless otherwise required by applicable law, file all U.S. federal (and applicable state and local) tax returns consistent with the foregoing.

(v)   [Reserved.]

(c)   The rights of the Special Limited Partner in its capacity as such shall be limited solely and exclusively to exercising the SubHoldCo Transfer Right as set forth in Section 24(a) and the Wind Down Transfer Right as set forth in Section 24(b); *provided,* that from and after the date that (i) the Special Limited Partner's SubHoldCo Transfer Right has been fully exercised and effectuated or (ii) the Wind Down Transfer Right has been fully exercised and effectuated, the SubHoldCo Transfer Right or the Wind Down Transfer Right, as applicable, shall be immediately and automatically extinguished and of no further force or effect; *provided, further,* that if the Minimum Liquidity Threshold is achieved, the SubHoldCo Transfer Right shall likewise be immediately and automatically extinguished and of no further force or effect. Furthermore, in the event of any Lead Investor becoming a Defaulting Partner under the RWK Agreement, the Special Limited Partner shall not be entitled to exercise any rights of the Special Limited Partner in its capacity as such under this Agreement, except to the extent as the General Partner may otherwise determine or if the relevant Lead Investor(s) subsequently cease to be Defaulting Partners by reason of the fact that the relevant default has been cured to the General Partner's satisfaction.

25.   **Valuation**. Except to the extent otherwise specifically provided for in this Agreement or the RWK Agreement, as applicable, any Security or other asset distributed in kind or deemed distributed in kind pursuant to this Agreement or the RWK Agreement (including Section 6.02(a) thereof), as applicable, shall be valued pursuant to Section 7.04(c) of the RWK Agreement using the date such distribution is actually made unless such distribution is deemed effected as of another date, in which case the date on which such distribution is deemed effected shall be used.

26.   **Miscellaneous**.

(a)   **Amendments**. This Agreement may be amended, in whole or in part, with the written consent of the General Partner and, to the extent required pursuant to Section 13.01(d) of the RWK Agreement, the Lead Investor Representative (with such consent not to be unreasonably withheld, delayed or conditioned); *provided*, that no such amendment shall require the consent of any Limited Partner or the Special Limited Partner (in its capacity as such); *provided*, *further*, that for purposes of Section 13.01(d) of the RWK Agreement, any amendment to this Agreement reasonably required to give effect to the arrangements expressly set forth in the RWK Agreement (or to effect compliance with any applicable law or regulation) shall not be deemed to have a material and adverse effect on the RWK Feeder in respect of its indirect Interests in the Partnership and shall thus not require the consent of the Lead Investor Representative.

(b)   **Counterparts; Signatures**. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which taken together shall constitute a single agreement. The delivery by electronic mail (in portable document format (PDF) or other format) or other electronic transmission of signature of the parties will have the same effect as delivery of manually signed original signatures.

(c)   **Table of Contents and Headings; Terms Generally**. The headings of the sections and subsections of this Agreement are inserted for convenience of reference only and shall not be deemed to constitute a part hereof or affect the interpretation hereof. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When the words "include," "includes" and "including" are followed by a list of one or more items, such list shall be deemed to be illustrative only and shall not be deemed to be an exclusive listing. The word "will" shall be construed to have the same meaning and effect as the word "shall." Unless the context requires otherwise, (a) the words "herein," "hereof" and "hereunder," and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (b) all references herein to Sections shall be construed to refer to

Sections of this Agreement unless otherwise stated herein and (c) the word "or" shall be construed to be used in the inclusive sense of "and/or."

(d) **Successors and Assigns**. This Agreement shall inure to the benefit of the Partners, the Initial Limited Partner and the Indemnified Parties, and shall be binding upon the parties, and, subject to Section 20, their respective successors, permitted assigns and, in the case of individual Indemnified Parties, heirs and legal representatives.

(e) **Severability**. Every term and provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such term or provision will be enforced to the maximum extent permitted by law and, in any event, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

(f) **Determinations of the Partners**. Every power vested in the General Partner pursuant to this Agreement shall be construed as a power to act (or not to act) in its sole and absolute discretion, except as otherwise expressly provided herein. For the avoidance of doubt, to the fullest extent permitted by law and notwithstanding any other duties at law, in equity or otherwise, it is the intention of the parties hereto that the General Partner and its Affiliates will, except as otherwise expressly provided herein, manage the Partnership, the RWK Feeder, any HoldCo (as defined in the RWK Agreement), any SubHoldCo (as defined in the RWK Agreement), any Co-Investment Vehicles, Alternative Vehicles and any other clients of the Manager or its affiliates in a manner as their respective general partners (or equivalent) determine in accordance with the applicable governing documentation, and when considering actions or inactions with respect to such Persons, in the exercise of such discretion, the General Partner and its Affiliates shall be entitled to consider (i) the interests of all the equity owners (direct and indirect) of each such Person (other than the RWK Feeder, Class A1 Interests (as defined in the HoldCo LPA) of any HoldCo (as defined in the RWK Agreement), any SubHoldCo (as defined in the RWK Agreement) and the Partnership), taken as a whole, (ii) the interests of all the equity owners (direct and indirect) of the RWK Feeder, Class A1 Interests (as defined in the HoldCo LPA) of any HoldCo (as defined in the RWK Agreement), any SubHoldCo (as defined in the RWK Agreement) and the Partnership, taken as a whole, (iii) their own interests and (iv) such other interests and factors as they desire, and they shall have no duty or obligation (including any fiduciary duty) to consider (A) the interests of any specific equity owner (direct or indirect) of any of such Persons (including any Limited Partner) or any other Person or (B) any factor affecting any such Person in its individual capacity; *provided* that, in each case where the General Partner exercises its discretion with respect to the Partnership, the General Partner hereby confirms that it will not rely upon this Section 26(f) to permit the General Partner, when making a determination under this Agreement, to intentionally (a) provide itself or its Affiliates a personal benefit at the expense of the Partnership that the General Partner knows or reasonably should know is improper and not permitted pursuant to this Agreement, the RWK Agreement, the HoldCo Agreement or applicable law (without giving effect to this paragraph) or (b) place the interests of itself or its Affiliates ahead of those of the Partnership or the Limited Partners as whole in a manner that the General Partner knows or reasonably should know would improperly disadvantage the Partnership or the Limited Partners as a whole (it being understood for the avoidance of doubt that the foregoing clauses (a) and (b) shall not in any way limit any Permitted Transactions or other matters permitted by or otherwise expressly provided for in this Agreement, the RWK Agreement or the HoldCo Agreement or prevent the General Partner from resolving conflicts of interest involving the Partnership in accordance with the Manager's conflicts policy in effect as of the relevant date of determination). Notwithstanding anything to the contrary in the immediately preceding sentence, (x) the Limited Partners acknowledge that (1) the General Partner or its Affiliates may now or in the future owe fiduciary duties to other advisory clients (as such term is used in the Advisers Act) and (2) situations may arise in the course of the Partnership's activities where the General Partner's duties to the Partnership conflict with duties owed by the General Partner or its Affiliates to such clients and (y) the General Partner represents and warrants that such conflicts described in the immediately preceding clause (x) shall be resolved in good faith and in accordance with the Manager's conflicts policy in effect as of the relevant date of determination. No provision of this Agreement shall be construed to require the General Partner to violate the Delaware Act or any other law, regulation or rule of any self-regulatory organization. Nothing in the foregoing shall be interpreted as a waiver of any duties that cannot be waived under applicable laws, including the non-waivable federal fiduciary duties owed to the Partnership under the Advisers Act and the General Partner's implied contractual covenant of good faith and fair dealing in respect of the Partnership pursuant to the Delaware Act.

(g)　　**Non-Waiver**. No provision of this Agreement shall be deemed to have been waived unless such waiver is given in writing, and no such waiver shall be deemed to be a waiver of any other or further obligation or liability of the party or parties in whose favor such waiver was given.

(h)　　**Applicable Law**. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED WHOLLY WITHIN THAT JURISDICTION.

(i)　　**Survival of Certain Provisions**. The obligations of each Partner pursuant to 14(f) (*Partnership Tax Returns and Audits*) and 18 (*Indemnification of Indemnified Parties*) shall survive the termination or expiration of this Agreement, the exercise of any rights of the Special Limited Partner under Section 24 (*Special Limited Partner*), and the dissolution, winding up and termination of the Partnership and the withdrawal of any such Partner.

(j)　　**Entire Agreement**. This Agreement constitutes the entire agreement among the Partners and between the Partners and the Initial Limited Partner with respect to the subject matter hereof and supersede any prior agreement or understanding among them with respect to such subject matter.

(k)　　**Beneficiaries**. The provisions of this Agreement are intended solely to benefit (i) the Partners, (ii) the Special Limited Partner (solely in respect of the rights conferred upon it as the Special Limited Partner), (iii) the Lead Investor and the Lead Investor Representative, (iv) the limited partners of the Class A1 Partner (as defined in the HoldCo Agreement) (solely in respect of the rights conferred upon the HoldCo as a Limited Partner), and (v) Indemnified Parties and, to the fullest extent permitted by applicable law, shall not be construed as conferring any benefit upon any creditor of the Partnership, any Partner or any other Person (and no such creditor shall be a third-party beneficiary of this Agreement), except to the extent consented to in writing by the General Partner. In addition, the General Partner's rights to enforce the provisions of this

Agreement with respect to the Segregated Carried Assets shall survive its resignation as general partner.

<p align="center">[*Signature pages follow*]</p>

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the day and year first above written.

GENERAL PARTNER:

MHR Sun GP LLC

By: /s/ Janet Yeung
     Name: Janet Yeung
     Title: Authorized Signatory

SPECIAL LIMITED PARTNER:

Ren Fund GP, LLC

By: /s/ Ralph W. Kittle
     Name: Ralph W. Kittle
     Title: Authorized Signatory

LIMITED PARTNERS:

MHR SAT Holdco B LP
(solely in respect of the RWK Feeder's Class A1 Interests therein)

By: MHR Sun GP LLC, its general partner

By: /s/ Janet Yeung
     Name: Janet Yeung
     Title: Authorized Signatory

All other Limited Partners now and hereafter admitted pursuant to powers of attorney granted to MHR Sun GP LLC

MHR Sun GP LLC

By: /s/ Janet Yeung
      Name: Janet Yeung
      Title: Authorized Signatory

INITIAL LIMITED PARTNER:

Mark H. Rachesky, M.D., solely to reflect the withdrawal of the Initial Limited Partner for purposes of Section 1

By: /s/ Mark H. Rachesky, M.D.
      Name: Mark H. Rachesky, M.D.
      Title: Authorized Signatory